EXHIBIT 20

                        LASALLE FINANCIAL PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                               __________________
                            Telephone (616) 344-4993

                                  July 2, 1997


   Mr. Donald P. Weinzapfel
   President and Chairman of the Board
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, IN 47708

   Dear Mr. Weinzapfel:

        LaSalle Financial Partners (the "Partnership") writes this letter to set out our position regarding certain matters crucial to the future of Permanent Bancorp, Inc. ("Permanent"). We request that this letter be delivered immediately to each member of the Board of Directors.

   Historical Background

        As you know, for the past few months the Partnership has become increasingly active with regard to the management and direction of Permanent. Initially, on April 11, 1997, we proposed a meeting with management of Permanent to discuss management's slate of directors and noted that we were considering making nominations to the Board of Directors. On April 15, 1997, Permanent contacted us to discuss our request. In connection with the resulting discussion, Permanent stated that it would consider the Partnership's request to include a representative of the Group on management's slate of nominees for the 1997 annual meeting.

        By letter dated April 15, 1997, the Partnership formally proposed Wallace Riley for consideration by Permanent as a management nominee. However, Permanent responded by informing the Partnership that it would not nominate Mr. Riley.

        On April 22, 1997, the Partnership delivered to Permanent a notice of intention to nominate two persons for election as directors of Permanent at its 1997 annual meeting. The two persons that the Partnership proposed were Wallace D. Riley and Robert C. Lucas.

        We continued to attempt to work with management to find Board nominees acceptable to the Board. After first proposing another individual for management consideration, we proposed Terry G. Johnston for consideration by Permanent as a management nominee. You informed the Partnership that consideration by the Board of Directors of Mr. Johnston as a management nominee would be delayed until the next meeting of the Board, on June 17, 1997.

        The Partnership thereupon sent to Permanent a notice of intention to nominate Mr. Johnston as a director of Permanent at its 1997 annual meeting. (The letter containing the notice of intent to nominate also withdrew the notice of intent to nominate Wallace D. Riley and Robert C. Lucas).

        By letter dated June 18, 1997, the Board of Directors informed the Partnership that at the meeting of Board on June 17, 1997, the Board had determined not to nominate Mr. Johnston for election to the Board of Directors. Because the Partnership is unwilling to pursue a proxy contest in the face of continued resistance by the Board, we have withdrawn our notice of intent to nomine Mr. Johnston.

   Discussion and Recommendations

        1.   Rejection of Candidates Suggested by LaSalle Financial Partners

        We have found the actions of the Board of Directors to be contrary to the interests of Permanent's stockholders. The Board has given no serious consideration to any of the candidates we have proposed for the Board. In fact, in a telephone conversation you indicated to us that the "Board was where it wanted to be," and therefore would not only not nominate the candidate under discussion, but would not find acceptable any candidate proposed by us.

        We contend that the entrenched position of the Board is contrary to maintaining an open, independent Board of Directors and is not in the best interests of the stockholders whom the Board represents.

        2.   Business Strategy of the Board

        The Partnership is very concerned about certain business strategies recently adopted by the Board. Most importantly, the Partnership opposes the formation of a commercial lending department earlier this year. History has shown that competing against established, experienced banks for commercial loans is a difficult, and very often unsuccessful, strategy for thrift institutions. Permanent has experienced significant asset quality problems in the past, and now, even as it enters the more risky area of commercial lending, Permanent finds its allowance for loan losses as a ratio to total loans at a level less than that of one year ago. Permanent's low level of earnings, combined with its stretching of business lines to obtain higher margin, riskier lending, should be of deep concern to all stockholders and to the community as a whole. Other concerns regarding the Board's business strategy will be addressed in future communications.

        3.   Future Actions of LaSalle Financial Partners

        LaSalle Financial Partners believes that the franchise value of Permanent Bancorp remains high, at least for now. We believe that there is considerable risk in the course of action approved by the current Board of Directors. Therefore, we intend to continue to communicate our concerns to the Board and, as necessary, to the stockholders.

        In the short term, LaSalle Financial Partners believes that Permanent should expeditiously retain an independent expert to evaluate Permanent's business plan and projected results, and to compare the current business plan with the option of merging Permanent with a larger, more profitable financial institution. Such an evaluation is essential to ensure that stockholder value is maximized.

        We look forward to continuing to work with the management of Permanent. We hope that our future relationship can be one of mutual assistance in furthering the interests of Permanent's stockholders.


   Very truly yours,


   LASALLE FINANCIAL PARTNERS, L.P.


   /s/ Richard J. Nelson

   Richard J. Nelson

   RJN:jks